Filed by NextEra Energy, Inc.
(Commission File No. 1-8841)

Pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company:
Hawaiian Electric Industries, Inc.
(Commission File No. 1-8503)

FOR IMMEDIATE RELEASE

NextEra Energy and Hawaiian Electric Companies to Host Open House Informational Meetings Across Hawaii
Public Invited to Provide Input and Learn More about NextEra Energy and How Proposed Merger with Hawaiian Electric Industries Will Advance a More Affordable Clean Energy Future for Hawaii
Open Houses Scheduled from April 7 through April 16 on Oahu, Hawaii Island, Maui, Molokai and Lanai
JUNO BEACH, Fla., and HONOLULU, March 23, 2015 /PRNewswire/ -- NextEra Energy, Inc. (NYSE:NEE) and Hawaiian Electric Company, Inc., Hawaii Electric Light Company, Inc. and Maui Electric Company Limited (collectively referred to as Hawaiian Electric), subsidiaries of Hawaiian Electric Industries, Inc. (NYSE:HE) (HEI), today announced that the companies will be hosting a series of 13 open house informational meetings across Hawaii to introduce residents to NextEra Energy and the benefits of the companies' pending merger as well as to provide members of the public with the opportunity to provide input directly to company officials. The open houses will take place on Oahu, Hawaii Island, Maui, Molokai and Lanai from April 7 to April 16.
"Since we announced our merger late last year, we've been gratified at the reception we've received as well as the high level of interest in this important topic for Hawaii," said Eric Gleason, president of NextEra Energy Hawaii, LLC. "NextEra Energy shares Hawaiian Electric's vision of increasing renewable energy, modernizing its grid, reducing Hawaii's dependence on imported oil, integrating more rooftop solar energy and, importantly, lowering customer bills. We recognize that addressing Hawaii's energy challenges requires Hawaii-specific energy solutions, and that is why we look forward to meeting with and listening to residents across Hawaii. The meetings will provide us with the opportunity to receive valuable feedback while allowing residents to learn more about NextEra Energy and the significant near- and long-term benefits this merger will deliver to Hawaiian Electric customers and the state of Hawaii."
"In selecting NextEra Energy as our partner, we will join a company that shares our community and environmental values, has a proven track record of lowering electric bills, is the world's largest generator of renewable energy from the wind and sun, and is committed to rooftop solar in Hawaii," said Alan Oshima, Hawaiian Electric's president and chief executive officer. "We can't imagine a better match to help us accelerate the clean energy transformation we all want for Hawaii. We hope our customers will take the opportunity to meet members of the NextEra Energy team and learn firsthand why NextEra Energy is the right partner to help us achieve a cleaner and more affordable energy future for Hawaii."
About the Open House Meetings
Each open house meeting will be held from 5 to 8 p.m. Hawaii Standard Time. Senior leaders and other employees from NextEra Energy and Hawaiian Electric will be available to discuss NextEra Energy's track record of increasing renewable energy, lowering customer bills, creating innovative solutions for modernizing the grid, and supporting local communities, as well as all the expected benefits from the proposed merger with Hawaiian Electric. The dates and locations for the meetings are as follows:
Maui County

•	April 7 Central Maui: Maui Electric Auditorium

South Maui: Kihei Community Center

•	April 8 West Maui: Lahaina Civic Center

Lanai: Lanai Community Center

•	April 9 Molokai: Kaunakakai Elementary School Cafeteria
Hawaii Island

•	April 13 Hilo, Hawaii: Hilo High School Cafeteria

Puna, Hawaii: Pahoa High School Cafeteria

•	April 14 West Hawaii: Kealakehe High School Cafeteria

Waimea, Hawaii: HPA Village Campus Dining Hall
Oahu

•	April 15 West Oahu: Kapolei High School Cafeteria

Leeward Oahu: Pearl City High School Cafeteria

•	April 16 Honolulu: Ward Warehouse, Kakaako Conference Room

Windward Oahu: Windward Community College, Hale Akoakoa
Website
To learn more about the benefits of the transaction, please visit www.forhawaiisfuture.com.
NextEra Energy, Inc.

NextEra Energy, Inc. (NYSE: NEE) is a leading clean energy company with consolidated revenues of approximately $17.0 billion, approximately 44,900 megawatts of generating capacity, which includes megawatts associated with noncontrolling interests related to NextEra Energy Partners, LP (NYSE: NEP), and approximately 13,800 employees in 27 states and Canada as of year-end 2014. Headquartered in Juno Beach, Fla., NextEra Energy's principal subsidiaries are Florida Power & Light Company, which serves approximately 4.7 million customer accounts in Florida and is one of the largest rate-regulated electric utilities in the United States, and NextEra Energy Resources, LLC, which, together with its affiliated entities, is the world's largest generator of renewable energy from the wind and sun. Through its subsidiaries, NextEra Energy generates clean, emissions-free electricity from eight commercial nuclear power units in Florida, New Hampshire, Iowa and Wisconsin. NextEra Energy has been recognized often by third parties for its efforts in sustainability, corporate responsibility, ethics and compliance, and diversity, and has been ranked in the top 10 worldwide for innovativeness and community responsibility as part of Fortune's 2015 list of "World's Most Admired Companies." For more information about NextEra Energy companies, visit these websites: www.NextEraEnergy.com, www.FPL.com, www.NextEraEnergyResources.com.
Hawaiian Electric Company
Hawaiian Electric and its subsidiaries, Maui Electric and Hawaii Electric Light, serve the islands of Oahu, Maui, Lanai, Molokai and Hawaii, home to 95 percent of the population of Hawaii. Hawaiian Electric's parent company is Hawaiian Electric Industries (NYSE: HE).
In a changing world, the Hawaiian Electric Companies are taking the lead in adding renewable energy and developing energy solutions for their customers to achieve a clean energy future for Hawaii. For more information, visit www.hawaiianelectric.com.
FORWARD LOOKING STATEMENTS
This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as "may," "will," "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," "predict," and "target" and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. NEE and HEI caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in any forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of the proposed merger involving NEE and HEI, including future financial or operating results of NEE or HEI, NEE's or HEI's plans, objectives, expectations or intentions, the expected timing of completion of the transaction, the value, as of the completion of the merger or spin-off of HEI's bank subsidiary or as of any other date in the future, of any consideration to be received in the merger or the spin-off in the form of stock or any other security, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by any such forward-looking statements include risks and uncertainties relating to: the risk that HEI may be unable to obtain shareholder approval for the merger or that NEE or HEI may be unable to obtain governmental and regulatory approvals required for the merger or the spin-off, or required governmental and regulatory approvals may delay the merger or the spin-off or result in the imposition of conditions that could cause the parties to abandon the transaction; the risk that a condition to closing of the merger or the completion of the spin-off may not be satisfied; the timing to consummate the proposed merger and the expected timing of the completion of the spin-off; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction, including the value of a potential tax basis step up to HEI shareholders, may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time and attention on merger and spin-off-related issues; general worldwide economic conditions and related uncertainties; the effect and timing of changes in laws or in governmental regulations (including environmental); fluctuations in trading prices of securities and in the financial results of NEE, HEI or any of their subsidiaries; the timing and extent of changes in interest rates, commodity prices and demand and market prices for electricity; and other factors discussed or referred to in the "Risk Factors" section of

HEI's or NEE's most recent Annual Reports on Form 10-K filed with the Securities and Exchange Commission. These risks, as well as other risks associated with the merger, are more fully discussed in the preliminary proxy statement/prospectus that is included in the Registration Statement on Form S-4 that has been filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in NEE's and HEI's reports filed with the SEC and available at the SEC's website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither NEE nor HEI undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.
Additional Information And Where To Find It
This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed business combination transaction between NEE and HEI will be submitted to the shareholders of HEI for their consideration. In connection with the proposed transaction between NEE and HEI, on January 8, 2015, NEE filed with the SEC a registration statement on Form S-4 that includes a preliminary proxy statement of HEI that also constitutes a prospectus of NEE. HEI will provide the proxy statement/prospectus to its shareholders. These materials are not yet final and will be amended. NEE and HEI also plan to file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document which NEE or HEI may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF HEI ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from NEE's website (www.investor.nexteraenergy.com) under the heading "Investor Relations" and then under the heading "SEC Filings." You may also obtain these documents, free of charge, from HEI's website (www.hei.com) under the tab "Investor Relations" and then under the heading "SEC Filings." Additional information about the proposed transaction is available at a joint website launched by the companies at www.forhawaiisfuture.com.
Participants In The Merger Solicitation
NEE, HEI, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from HEI shareholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of HEI shareholders in connection with the proposed transaction is set forth in the preliminary proxy statement/prospectus that has been filed with the SEC. You can find information about NEE's executive officers and directors in its proxy statement for the 2015 annual meeting. You can find information about HEI's executive officers and directors in its Annual Report on Form 10-K filed with the SEC on February 26, 2015. Additional information about NEE's executive officers and directors and HEI's executive officers and directors can be found in the above-referenced Registration Statement on Form S-4. You can obtain free copies of these documents from NEE and HEI as described above.

NextEra Energy Contact
Robert L. Gould
Vice President, Chief Communications Officer
561-694-4442

Debra Larsson
Manager, Financial and Sustainability Communication
561-694-4442
Hawaiian Electric Industries Contact
A.J. Halagao
Manager, Corporate & Community Advancement
808-543-5889
ajhalagao@hei.com